UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

OVERHILL FARMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

690212 10 5

(CUSIP Number)

Arthur E. Levine	Mitchell S. Cohen, Esq.
Levine Leichtman Capital Partners II, L.P.	Irell & Manella LLP
335 N. Maple Drive, Suite 240	1800 Avenue of the Stars, Suite 900
Beverly Hills, CA 90210	Los Angeles, California 90067
(310) 275-5335	(310) 277-1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690212 10 5	Page 2 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,771,663 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,771,663 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,771,663 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 38.0% (See Item 5)
14.	Type of Reporting Person PN

CUSIP No. 690212 10 5	Page 3 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LLCP California Equity Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,771,663 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,771,663 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,771,663 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 38.0% (See Item 5)
14.	Type of Reporting Person PN

CUSIP No. 690212 10 5	Page 4 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,771,663 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,771,663 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,771,663 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 38.0% (See Item 5)
14.	Type of Reporting Person CO

CUSIP No. 690212 10 5	Page 5 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur E. Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,771,663 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,771,663 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,771,663 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 38.0% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 690212 10 5	Page 6 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lauren B. Leichtman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,771,663 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,771,663 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,771,663 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 38.0% (See Item 5)
14.	Type of Reporting Person IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 9 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on November 18, 2002 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on December 17, 2002, as further amended by Amendment No. 2 to Schedule 13D filed with the Commission on April 14, 2003, as further amended by Amendment No. 3 to Schedule 13D filed with the Commission on April 25, 2003, as further amended by Amendment No. 4 to Schedule 13D filed with the Commission on August 22, 2003 as further amended by Amendment No. 5 to Schedule 13D filed with the Commission on November 10, 2003, as further amended by Amendment No. 6 to Schedule 13D filed with the Commission on October 15, 2004, as further amended by Amendment No. 7 to Schedule 13D filed with the Commission on March 3, 2005 (“Amendment No. 7 to Schedule 13D”), and as further amended by Amendment No. 8 to Schedule 13D filed with the Commission on April 22, 2005, relating to the Common Stock, par value $.01 per share, of Overhill Farms, Inc., a Nevada corporation (the “Issuer”).

The Original Schedule 13D, as amended by each such Amendment, is referred to herein as this “Amended Schedule 13D.”

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 15, 2002, a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D, among and on behalf of the Reporting Persons.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 4. Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

As reported in Amendment No. 7 to Schedule 13D, the Partnership and the Issuer entered into the February 2005 Letter Agreement (as defined therein) pursuant to which, among other things, the Issuer became obligated to issue 83,641 shares of Common Stock (the “Anti-Dilution Shares”) to the Partnership if the Issuer decided to pursue the 2005 Stock Plan and seek the approval of its stockholders and the AMEX to the 2005 Stock Plan. The

Issuer decided to pursue the 2005 Stock Plan and is in the process of obtaining the approval of its stockholders and the AMEX to the 2005 Stock Plan. On May 13, 2005, pursuant to the terms of the Amendment Agreement (as defined in Item 6 below), the Issuer delivered the Anti-Dilution Shares to the Partnership. The consideration for the Anti-Dilution Shares was the consent of the Partnership to the 2005 Stock Plan.

Item 5. Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a)	Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 5,771,663 shares of Common Stock, including 5,488,387 shares of Common Stock, 200 shares of Common Stock issuable upon exercise of the December 2002 Restated Warrants and 283,076 shares of Common Stock issuable upon conversion of the Series A Preferred Shares (see Items 3 and 4 above and Item 6 below). Such aggregate number of shares beneficially owned by the Reporting Persons would have constituted, as of April 27, 2005, approximately 38.0% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act and assuming that 14,805,556 shares of Common Stock were issued and outstanding as of such date, as reported by the Issuer in its Form 10-Q for the quarterly period ended April 3, 2005, filed with the Commission on April 27, 2005).

Pursuant to the Investor Rights Agreement, the Reporting Persons may also be deemed to be beneficial owners, for purposes of the election or appointment of the LLCP Representative to the Board as described in Items 4 above and 6 below, of additional shares of Common Stock beneficially owned by James Rudis (excluding shares of Common Stock issuable upon exercise of options currently held by him which have not been exercised). There is no LLCP Representative currently serving on the Board. The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by Mr. Rudis and disclaim beneficial ownership of such shares.

(b)	The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,771,663 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the Partnership may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,771,663 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the General Partner may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,771,663 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,771,663 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

(c)	None of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

The Partnership and the Issuer entered into an amendment to the February 24 Letter Agreement, dated May 12, 2005, a copy of which is attached as Exhibit 99.40 hereto (the “Amendment Agreement”), pursuant to which the Issuer delivered the Anti-Dilution Shares to the Partnership prior to the formal vote of the stockholders to be held at the Issuer’s 2005 Annual Meeting of Stockholders to approve the 2005 Stock Plan, as contemplated by the February 2005 Letter Agreement. As disclosed in the Issuer’s proxy statement filed with the SEC on April 25, 2005, the Issuer expects that its stockholders will approve the 2005 Stock Plan at such Annual Meeting. If, however, the 2005 Stock Plan is not approved by the stockholders or if the Issuer notifies the Partnership that AMEX will not approve the listing application covering the maximum number of shares of Common Stock under the 2005 Stock Plan, the Partnership has agreed in the Amendment Agreement to return the Anti-Dilution Shares to the Issuer.

The description of the Amendment Agreement referred to above is not, and does not purport to be, complete and is qualified in its entirety by reference to a copy of the same filed as Exhibit 99.40 hereto and incorporated herein in its entirety by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.40	Amendment to February 24, 2005 Letter Agreement, dated May 12, 2005, between Overhill Farms, Inc. and Levine Leichtman Capital Partners II, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

Dated: May 17, 2005	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P.,
a California limited partnership

	By:	LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

			By:	/s/ Arthur E. Levine
Arthur E. Levine
President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P.,
a California limited partnership

	By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

		By:	/s/ Arthur E. Levine
Arthur E. Levine
President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC.,
a California corporation

	By:	/s/ Arthur E. Levine
Arthur E. Levine
President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description
99.40	Amendment to February 24, 2005 Letter Agreement, dated May 12, 2005, between Overhill Farms, Inc. and Levine Leichtman Capital Partners II, L.P.